SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

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(852) 2514-7665	jpark@stblaw.com

October 26, 2007

VIA EDGAR

Ms. Yong Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Korea Electric Power Corporation

Form 20-F for the year ended December 31, 2006

Filed June 29, 2007

File No. 000-13372

Dear Ms. Kim:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated September 28, 2007, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 29, 2007 (the “Annual Report”).

The responses of the Company to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Leiming Chen	Philip M.J. Culhane	Chris Lin	Patrick J. Naughton	Jin Hyuk Park	Youngjin Sohn

Resident Partners

Admitted in New York

NEW YORK	LOS ANGELES	PALO ALTO	WASHINGTON, D.C.	BEIJING	LONDON	TOKYO

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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

Form 20-F for the Fiscal Year Ended December 31, 2006

Operation and Financial Review and Prospectus, page 53

Operations Results, page 53

Results of Operations, page 60

1. We note your selling and administrative expenses increased from 2005 to 2006 partially due to an increase in expenses for sales commissions related to electricity metering services. Please tell us, and describe in future filings, the nature of your electricity metering services and explain whether electricity metering service revenue increased proportionately with the change in your electricity metering sales commissions.

Response

In response to the Staff’s comment, the Company advises that the referenced electricity metering service consists of (i) taking monthly readings of electricity meters located at the customers’ homes and businesses, (ii) remitting invoices to customers for electricity usage, (iii) terminating electricity transmission upon customers’ request or non-payment of the invoiced amount and (iv) related administrative and other services, all of which are outsourced to outside service providers. The Company pays for this service on a commission basis largely based on the number of electricity meters covered by the relevant service provider. The Company does not generate any revenue from this service, and accordingly, there is no corresponding change between the revenue generated by the Company and the expense incurred by it in respect of this service.

As requested by the Staff, the Company hereby undertakes to expand and/or clarify the disclosure related to this service in its future filings with the Commission.

2. We note that the increase in operating expenses from 2005 to 2006 was driven mainly by increases in power generation, transmission and distribution expense. We further note that unit fuel costs were the significant cost component within the power generation, transmission and distribution expense that caused the increase. Similarly, we note that unit fuel cost were the primary driver for the increase in purchased power. Please describe the differences, if any, in unit fuel costs included in both of these line items. In doing so, please tell us and disclose in future filings the types of expenses that you include in the power generation, transmission and distribution costs line item, the purchased power line item, other operation costs line item and the selling and administrative expenses line item.

Response

In response to the Staff’s comment, the Company advises that the referenced unit fuel costs refer to the unit costs for the various types of fuel used for generation of electricity either (i) by the Company’s generation subsidiaries or (ii) by independent power

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

producers from whom the Company purchases electric power. The Company further advises that a significant change in the unit fuel costs materially impacts the costs of electricity generated by the Company’s generation subsidiaries (which costs form part of the power generation, transmission and transmission costs line item) as well as, to the Company’s knowledge, the costs of electricity generated by the independent power producers that sell their electricity to the Company (which costs form part of the purchased power line item).

However, while the Company believes that the unit fuel costs materially impact the fuel costs for both generated power and purchased power, the Company respectfully submits that discussing and analyzing the differences in the unit fuel costs for the two types of power is difficult for the following reasons: (i) information regarding the unit fuel cost of purchased power is proprietary knowledge of the independent power producers to which the Company does not have access (as divulging such information could harm the bargaining position of such producers in negotiating the power purchase contracts with the Company), and (ii) the composition of the types of fuels used for purchased power is substantially different from that for generated power. For example, LNG, whose price increase in 2006 over 2005 was the primary reason for the increase in fuel costs for generated power and, to the Company’s knowledge, for purchased power over the same periods, accounted for 42% and 49% of generated power in 2005 and 2006, compared to 64% and 71% of purchased power during the same periods. In addition, the Company respectfully submits that since the amount of purchased power is relatively small compared to that of generated power (the former being approximately 5% of the latter in 2006 in terms of gigawatt hours), the Company does not believe that a detailed comparison of the unit fuel costs between generated power and purchased power would be material to the investors’ understanding of the Company or its financial condition or results of operations.

As for the types of expenses for each of the power generation, transmission and distribution costs line item and the selling administrative expenses line item, the Company respectfully directs the Staff’s attention to Notes 24 and 25, respectively, to the financial statements of the Company included in the Annual Report. As for the types of expenses for the other operating costs line item, the Company advises that they consist primarily of costs related to overseas projects, including outsourcing costs related thereto. As for the types of expenses for the purchased power line item, the Company advises that they consist of the aggregate purchase price paid for power purchased and further that, as noted above, the Company does not have access to information relating to expenses that underlie such purchase price as such information is proprietary information of the independent power producers.

As requested by the Staff, the Company hereby undertakes to include disclosure of these types of expenses in the financial statements and notes thereto and an enhanced discussion and analysis thereof in Item 5. “Operating and Financial Review and Prospects”, in each case as appropriate, in its future filings with the Commission.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

Notes to Consolidated Financial Statement, page F-14

(l) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statement, page F-14

(h) Investment Securities, page F-19

3. Please tell us if you have recognized any other than temporary impairment losses on investments whose realizable values have subsequently recovered. If’ so, please tell us where you present this item in your US GAAP reconciliation, considering other than temporary impairment losses under US GAAP may not be reversed for subsequent recoveries in fair value.

Response

In response to the Staff’s comment, the Company advises that, in 2002, it recognized impairment losses on equity securities in the amount of KRW1.2 billion when the recoverable amount in respect of such securities was deemed to be lower than their book value and of other-than-temporary nature. The Company has not reversed any such impairment losses. Accordingly, this item was not included in US GAAP reconciliation as it was not required to be so included.

(j) Intangible Assets, page F-21

Research and Development Costs, page F-21

4. We note that you capitalize certain research and development costs provided that certain criteria are satisfied. Since research and development costs are expensed as incurred under US GAAP and we do not see a related US GAAP reconciling item, please either confirm that no research and development costs have been capitalized or tell us where you have presented this US GAAP adjustment.

Response

In response to the Staff’s comment, the Company advises that capitalized research and development costs under Korean GAAP consist of (i) computer software costs capitalized in accordance with SOP 98-1, Computer Software Developed or Obtained for Internal use, (ii) costs related to research and development activities for developing certain advanced nuclear fuels that fall within the scope of the provisions of SFAS No. 2, (iii) costs related to equipment purchased for facilities for advanced nuclear fuels and (iv) costs incurred for internal development of technology to enhance the efficiency or capacity of the reactors. Among these costs, the Company notes that only the costs described in clause (iii) above qualify for capitalization under US GAAP. The Company further advises, however, that for the purposes of determining which amounts would be capitalized rather than expensed, these projects are managed and performed, and the related milestones are evaluated, in accordance with Korean government guidelines rather than the guidelines of US GAAP.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

The Company has determined that it was not cost-efficient to identify the amount that should be expensed rather than capitalized under US GAAP as the amount has been historically immaterial. The total amount of costs described in clause (i), (ii), (iii) and (iv) above which were capitalized under Korean GAAP for 2006, 2005 and 2004 was KRW10.7 billion, KRW3.7 billion and KRW7.2 billion, respectively. If such costs had been included, the Company advises, net of the amortization expense recorded, net income would have been overstated by KRW9.2 billion, KRW2.2 billion and KRW5.8 billion for 2006, 2005 and 2004, respectively (or 0.27%, 0.06% and 0.12%, respectively, of income before income taxes and minority interest under Korean GAAP and 0.35%, 0.07% and 0.16% of net income under US GAAP). In addition, the cumulative capitalized balance as of December 31, 2006, 2005 and 2004 was KRW34 billion, KRW25.1 billion and KRW22.9 billion, respectively, which is 0.04%, 0.03% and 0.03% of total assets under Korean GAAP or 0.05%, 0.04% and 0.03% of total assets under US GAAP. Accordingly, the Company did not include the referenced amount in US GAAP adjustment for the reconciliation.

The Company hereby undertakes to correct such discrepancies in its future filings with the Commission.

(33) Reconciliation to United States Generally Accepted Accounting Principles, page F-69

(l) Right to Use Future Radioactive Wastes Repository Sites, page F-76

5. We note that you recognized your obligation to pay Won 300,000 million to the City of Gyeongju as part of the right to build a repository site as an asset retirement cost in accordance with SFAS 143 under US GAAP. Considering the payment was made in fiscal 2006 and does not appear to relate to the retirement of a long-lived asset, please clarify why SFAS 143 applies to this transaction and confirm that you have not recorded an asset retirement obligation liability under US GAAP as of December 31, 2006.

Response

In response to the Staff’s comment, the Company advises that Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a wholly owned subsidiary of the Company, operates 20 nuclear power units and is required under Article 94 of the Electricity Business Act of Korea and under the provisions of SFAS 143 to accrue for estimated decommissioning costs of nuclear facilities and disposal of radioactive wastes. The decommissioning costs primarily consist of the following:

•	Costs related to dismantling nuclear power plants, which represent the estimated costs of dismantling KHNP’s 20 nuclear power plants at the end of their useful lives;

•

Spent fuel storage and transportation costs: As part of operating nuclear power plants, KHNP purchases nuclear fuel for its plants (which are recorded under property, plant and equipment), and once put into use, the nuclear fuel has a useful life of three years for Pressurized Water Reactors (“PWR”) and six months for Pressurized Heavy Water Reactors (“PHWR”). The spent fuels are accumulated periodically and are required to be stored in drums at the existing nuclear power plants; and

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

•

Costs related to low and intermediate level radioactive waste (“LILRW”) disposal (including transportation costs) in respect of miscellaneous items, including component parts and supplies used in the operation of nuclear power plants, which are exposed to radiation and accumulated periodically and require separate storage (similar to spent fuel).

In November 2005, Gyeong Ju City was selected as the repository site for LILRW and, under the Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site, KHNP was obligated to pay KRW300 billion to the city as a condition to having the right to build the repository site. Under FASB 143, paragraph 2, asset retirement obligation applies to legal obligations associated with the retirement of long-lived assets that results from the normal operation of a long-lived asset. Furthermore, paragraph A15 relating to the basis for conclusions of SFAS 143 clarifies that retirement obligations for component parts of a larger asset that is subject to retirement fall within the scope of this standard. Accordingly, the construction of the repository site was included in KHNP’s determination of its asset retirement obligation, and the KRW300 billion payment, which was a direct cost of building the repository site, is deemed to be an asset retirement cost. As of December 31, 2006, the amount was capitalized as asset retirement obligation included under property, plant and equipment in accordance with SFAS 143, paragraph 11 (as intangible assets under Korean GAAP). The Company confirms that because the KRW300 billion payment was made during 2006, there was no asset retirement obligation liability as of December 31, 2006.

Exhibits 12.l and 12.2

6. Please revise your future filings so that your certifications read exactly as set forth in the Instructions to Exhibits of the Form 20-F Official Text. Specifically, in paragraphs four and five, refer to “other certifying officers(s)” rather than the titles of the officers. Also in paragraph five, delete “as certify officers of the Company”. Lastly, in paragraph three, please delete “consolidated” when referring to your financial statements.

Response

As requested by the Staff, the Company hereby undertakes to revise its future filings so that its certifications will read exactly as set forth in the Instructions to Exhibits of the Form 20-F Official Text, including with respect to the referenced languages in paragraphs three, four and five of such certifications as noted by the Staff.

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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	October 26, 2007

In connection with the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jin Hyuk Park at Simpson Thacher & Bartlett LLP (7th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park